SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 February 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..   Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 22 February 2017 re: Summary Remuneration Announcement

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                    22 February 2017
LLOYDS BANKING GROUP -
SUMMARY REMUNERATION ANNOUNCEMENT

The purpose of this announcement is to provide transparency in a single remuneration disclosure. It contains details of upcoming remuneration disclosures for the Group, including salary, bonus, Long-Term Incentive Plan awards and Fixed Share Awards for the Person Discharging Managerial Responsibilities (PDMR).

SUMMARY - 2016 GROUP BONUS OUTCOME
  ● As a result of further strategic progress in 2016, the Group reported strong financial performance overall, with good underlying profits, significantly increased statutory profit and announced increased ordinary dividend payments and the payment of a special dividend. As a result of this performance, the total bonus outcome has increased year-on-year to £392.9 million (from £353.7 million in 2015).
  ● The total bonus outcome for 2016 includes a 19 per cent collective performance adjustment applied to the Group's total bonus outcome (2015: 26 per cent), reflecting conduct-related provisions relevant to the year which impacted negatively on profitability and shareholder returns.
  ● At 4.8 per cent of pre-bonus underlying profit, the bonus outcome remains significantly less than the Group's funding limit of 10 per cent of pre-bonus underlying profit (2015: 4.2 per cent).
  ● Cash bonuses remain capped at £2,000, with additional amounts paid in shares and subject to deferral and performance adjustment.

Lord Blackwell, the Group's Chairman said:
"Our approach to reward aims to provide a clear link between remuneration and delivery of the Group's key strategic objectives, namely, becoming the best bank for customers whilst delivering long-term, superior and sustainable returns to shareholders. We believe in offering fair reward where colleagues are rewarded for performance aligned to the long-term sustainable success of the business, our commitment to rebuilding trust and changing the culture of the Group.

The awards announced today recognise our further progress against our strategic objectives. The progressive return of the Group to private ownership, the resumption of dividends since 2014 and our strong capital and balance sheet position are testament to the hard work of all colleagues to transform and simplify our business."

2016 REMUNERATION OUTCOMES
The remuneration outcomes set out below reflect the Group's preference for a high proportion of awards to be delivered in shares, deferred where appropriate and with the potential for performance adjustment, and where applicable clawback, to be applied, aligning the interests of senior executives with those of shareholders and customers.

Where awards have not yet been made, estimates have been provided. A statement will be provided to the market following the actual awards in the normal way.

Further information is available in the 2016 Annual Report and Accounts.

2016 GROUP ANNUAL BONUS
The Group's total bonus outcome has been determined by reference to risk-adjusted performance and the views of key stakeholders.

The Group has delivered strong financial performance in 2016 following further strategic progress.  Underlying Profit was £7.9 billion and statutory profit has more than doubled to £4.2 billion.  The Group's balance sheet remains strong and capital generation of approximately 190bps has enabled the Group to fully cover the expected capital impact of the MBNA acquisition, increase the ordinary dividend and pay a special dividend.

In reaching the decision on the 2016 bonus outcome, the Remuneration Committee considered the conduct-related provisions, including an additional provision for PPI in 2016.  This led to a downward adjustment of 19 per cent.

The total bonus outcome for the 2016 performance period is £392.9 million.

Annual bonus awards are deferred into ordinary shares of the Group ('Shares') under the Lloyds Banking Group Deferred Bonus Plan ('Deferred Bonus Award') and are subject to performance adjustment throughout the deferral period and, where applicable, clawback.

For Executive Directors, awards are determined in the same way as employees across the Group by reference to Group, business area and individual performance. Information regarding the performance of the Executive Directors in 2016 will be available in the Annual Report and Accounts.

Deferred Bonus Awards made to Executive Directors and members of the Group Executive Committee are subject to clawback for at least seven years from the date of grant. This period may be extended to ten years where there is an ongoing internal or regulatory investigation.

2016 Annual Bonus Awards
In line with requirements of the PRA Rulebook and FCA Remuneration Code (SYSC 19D), a maximum of 40 per cent of any variable remuneration awarded to Executive Directors and other members of the Group Executive Committee can be paid in 2017. The remaining 60 per cent must be deferred.

For the 2016 Annual Bonus, £2,000 is paid in cash in March 2017, with the balance of the upfront 40 per cent delivered in Shares in June and September 2017.  The remaining 60 per cent is deferred into Shares with 40 per cent vesting in 2018 and 20 per cent in 2019.

Name	Number of Shares awarded(1)(2)
António Horta-Osório	956,416
George Culmer	449,581
Juan Colombás	452,212
Andrew Bester	370,286
Karin Cook	300,497
Simon Davies	291,676
Antonio Lorenzo	428,277
Vim Maru	354,731
Zak Mian	239,786
David Oldfield	467,659
Matt Young	168,706

1	Based on an assumed share price of 67.47 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award.
2	The number of shares shown is the net amount, after deductions for estimated income tax and NIC.

Deferred Bonus Awards for 2013, 2014 and 2015 Performance
Deferred Bonus Awards are due to be released in 2017 which relate to performance in 2013, 2014 and 2015. In accordance with the Group's deferral policy, a proportion of the Shares are released over three years, being received in tranches in March and September.

The Group expects that, after the settlement of estimated income tax and national insurance contributions, the PDMRs listed in the table below will receive in 2017 the number of Shares (for no payment) as set out by their name, split between releases in March and September.

Name	2013	2014	2015
António Horta-Osório	1,085,156	-	-
George Culmer	-	328,887	-
Juan Colombás	-	310,249	-
Andrew Bester	106,612	66,307	50,505
Karin Cook	34,718	29,837	35,654
Antonio Lorenzo	94,068	57,329	87,242
Vim Maru	47,854	57,024	52,977
Zak Mian	19,397	14,419	11,376
David Oldfield	39,712	36,727	46,238
Matt Young	86,938	47,843	65,094

2017 Executive Director Base Salaries
The Group has applied a 2 per cent overall salary budget increase for the general population differentiated by performance and market position. Salary increases of 2 per cent are proposed for the Chief Financial Officer and the Chief Risk Officer.

As announced last year, for the first time since 2011 a salary increase was applied in 2016 for the Group Chief Executive to begin to adjust his base salary to the previously disclosed Reference Salary of £1.22 million which was set relative to the market when he joined in 2011. After discussing the proposed increase with shareholders, the Remuneration Committee decided to stage the adjustment over two years, with an initial increase to £1.125 million effective from January 2016 and the second stage increase to £1.22 million due to be implemented with effect from January 2017. The form of the increase will follow that for 2016, with 2 per cent delivered in cash (in line with other colleagues) and the remainder in shares.

Salaries will therefore be as follows, with the effective dates shown below:

António Horta-Osório	£1,220,000	(1 January 2017)
George Culmer	£764,070	(1 April 2017)
Juan Colombás	£753,458	(1 January 2017)

Fixed Share Awards in 2017
After the settlement of income tax liabilities and national insurance contributions, Shares are due to be acquired on behalf of the PDMRs as listed in the table below in respect of each quarter.

The Shares will be held on behalf of the PDMRs and will be released over five years, with 20 per cent being released each year on the anniversary of the award.

Name	Quarterly share awarded(1)
António Horta-Osório	176,745
George Culmer	98,977
Juan Colombás	97,602
Andrew Bester	96,227
Karin Cook	79,731
Simon Davies	96,227
Antonio Lorenzo	98,152
Vim Maru	79,731
Zak Mian	79,731
David Oldfield	89,354
Matt Young	68,734

1	Based on a share price of 67.47 pence. The actual number of shares awarded will be determined by the share price on the date of award.

Release of Long-Term Incentive Awards made in March 2014
The Group has delivered a good financial performance over the performance period of the 2014 Long-Term Incentive Plan (LTIP) awards, continuing to transform the business for the benefit of our shareholders. The scale of the challenge was set out in stretching targets of the 2014 LTIP as approved by the Remuneration Committee and our shareholders.

At the end of the performance period, it has been assessed that these awards will vest at 55 per cent of maximum, as detailed in the table below:

	Threshold	Maximum	Actual performance	Weighted payout
Economic profit(30% of award)	£2,154m	£3,231m	£3,377m	30%
Absolute total shareholder return (30% of award)	8% per annum	16% per annum	(5%)	0%
Cost:income Ratio (10% of award)1	48.9%	46.5%	50.5%	0%
Customer satisfaction(10% of award)2	0.54	0.50	0.46	10%
Net promotor score(10% of award)	3rd place	1st place	1st place	10%
SME lending (5% of award)	14%	18%	13.4%	0%
Share of first-time buyer market (5% of award)	20%	25%	25.5%	5%

1	Adjusted total costs.
2
FCA reportable complaints per 1,000 for the period up to and including H1 2016 and formally closed FCA complaints per 1,000 accounts for the period from H2 2016.  Both exclude PPI complaints, any complaints received via Claims Management Companies (CMC) and any complaints relating to TSB activity.  With the introduction of the FCA guidance contained in PS15/19 applicable from 1 July 2016, the complaint classification and reporting for the original metric ceased on 30 June 2016.  Accordingly, the Remuneration Committee has rebased the original 2014 metrics in line with the new FCA reporting regime.  The Remuneration Committee considers the rebased targets equally stretching.

The Group expects that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below will receive in March the number of Shares (including dividend equivalents) as set out by their name, following the partial vesting of long-term awards made in March 2014.  Executive Directors and  Material Risk Takers at the time of the award  in 2014 are required to retain any shares vesting for a further two years.

Name	Shares
António Horta-Osório	1,439,800
George Culmer	778,907
Juan Colombás	693,444
Andrew Bester	757,272
Karin Cook	104,246
Antonio Lorenzo	709,671
Vim Maru	208,986
Zak Mian	118,015
David Oldfield	186,858
Matt Young	540,908

Group Ownership Share Plan - 2017 awards
As announced in the 2016 Directors' Remuneration Report, the Group's long-term variable remuneration arrangements are to be known as the Group Ownership Share plan. Awards for the 2016 performance period are expected to be made in March under the rules of the 2016 Long-Term Incentive Plan. The 2017 awards will be subject to a three-year performance period with vesting between the third and seventh anniversary of award, on a pro-rata basis.

Name	Maximum number of shares awarded(1)(2)	Expected value(4)
António Horta-Osório	5,424,633 (3)	£1,830,000
George Culmer	3,053,196	£1,029,996
Juan Colombás	3,010,791	£1,015,691
Andrew Bester	2,968,385	£1,001,385
Karin Cook	2,411,293	£813,450
Simon Davies	2,853,119	£962,500
Antonio Lorenzo	3,238,239	£1,092,420
Vim Maru	2,411,293	£813,450
Zak Mian	1,590,336	£536,500
David Oldfield	2,947,976	£994,500
Matt Young	1,927,523	£650,250

1	Based on a share price of 67.47 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award.
2	Vesting determined in 2020 subject to the satisfaction of stretching performance targets over the performance period ending 31 December 2019.
3	Based on Mr Horta-Osório's 'Reference Salary' of £1,220,000 as at 31 December 2016.
4
The values for the LTIP awards are shown at an expected value of 50 per cent of maximum value and before deduction of income tax and NIC. The actual vesting value will depend on the achievement of performance conditions and the share price at the date of vesting. These awards are subject to clawback for at least seven years from the date of award.

Shareholding Requirement
Members of the Executive Committee were required to build up a holding in Lloyds Banking Group plc shares of value equal to 100 per cent of base salary (200 per cent for the Group Chief Executive, 150 per cent for the other Executive Directors) within three years from the later of 1 January 2012 or their date of appointment to the Group Executive Committee/joining the Board. With the introduction of the Fixed Share Award in 2014, the gross annual value of these awards was added to salary to determine the personal shareholding requirement. For the purposes of assessing this additional shareholding requirement, Executive Directors and members of the Executive Committee had up to three years from 1 January 2014 to build up the additional shareholding created by the addition of the Fixed Share Award.

The following table sets out the total shareholding for each of the PDMRs as at 31 December 2016 as well as indicative shareholding as at 31 March 2013.

Name	Shareholding at 31 December 2016(1)	Indicative Shareholding at 31 March 2017(2)
António Horta-Osório	17,891,894	20,593,595
George Culmer	10,545,483	11,587,810
Juan Colombás	6,361,547	7,307,717
Andrew Bester	2,881,725	3,846,936
Karin Cook	1,308,833	1,542,913
Simon Davies	432,890	529,117
Antonio Lorenzo	7,187,759	8,114,902
Vim Maru	3,122,442	3,490,088
Zak Mian	812,172	1,042,213
David Oldfield	1,929,449	2,266,998
Matt Young	2,347,610	3,057,190

1	Includes shares owned outright reduced by forfeitable Matching Shares under the Share Incentive Plan, plus the estimated net number of vested unexercised options.
2	Includes vested 2014 LTIP, Deferred Bonus releases and Fixed Share Awards.

Shown below are the disclosures of the eight highest paid senior executives, Pillar 3 and Executive Director total remuneration. These are prepared on different bases as required by relevant regulations or to provide consistency with prior disclosures. Further information is shown in the footnotes to each disclosure.

Emoluments of the eight highest paid Senior Executives(1)
The following table sets out the emoluments of the eight highest paid senior executives (excluding Executive Directors) in respect of the 2016 performance year.

	Executive
	8	7	6	5	4	3	2	1
	£000	£000	£000	£000	£000	£000	£000	£000
Fixed
Cash Based	305	589	300	740	799	315	330	420
Shares Based	200	406	250	490	500	500	740	650
Total Fixed	505	995	550	1,230	1,299	815	1,070	1,070

Variable
Upfront Cash	2	2	2	2	2	2	2	2
Deferred Cash	0	0	0	0	0	0	0	0
Upfront Shares	273	152	416	187	217	462	658	238
Deferred Shares	213	231	432	284	328	196	165	360
Long term incentive plan2	1,042	744	884	833	780	2,020	2,571	2,886

Total variable pay	1,530	1,129	1,734	1,306	1,327	2,680	3,396	3,486
Pension cost3	46	147	45	181	182	63	66	84
Total Remuneration	2,081	2,271	2,329	2,717	2,808	3,558	4,532	4,640

(1) Includes members of the Group Executive Committee and Senior Executive level colleagues.
(2) Values shown reflect awards for which the performance period ended on 31 December 2016, including the 2014 LTIP and 2014 Commercial Banking Transformation Plan.  Dividend equivalents are included where applicable.
(3) Pension costs based on a percentage of salary according to level.

Analysis of High Earners by Band
The following table sets out the numbers of 2016 Material Risk Takers (MRTs) in each remuneration bracket, as required by Pillar 3 disclosures:
Number of MRTs paid €1 million(1)(2) or more for 2016	December 2016 MRTs(3)
€1m - €1.5m	31
€1.5m - €2m	8
€2m - €2.5m	4
€2.5m - €3m	3
€3m - €3.5m	3
€3.5m - €4m	3
€4m - €4.5m	-
€4.5m - €5m	-
€5m - €5.5m	-
€5.5m - €6m	-
€6m - €6.5m	-
€6.5m - €7m	1
€7m - €7.5m	-
Total	53
(1) Converted to Euros using the exchange rate €1 = £0.84815 (average exchange rate 1 December 2016 - 31 December 2016, based on the European Commission Budget exchange rates).
(2) Values for LTIP awards based on an expected value of 50 per cent of maximum value.
(3) Total number of Material Risk Takers earning more than €1m has decreased from 66 in 2015 to 53 in 2016.

2016 Executive Director Remuneration Outcome Table
The following table summarises the total remuneration delivered during 2016 in relation to service as an Executive Director.

	António Horta-Osório1		George Culmer		Juan Colombás		Totals
£000	2016	2015	2016	2015	2016	2015	2016	2015
Base salary	1,125	1,061	745	731	739	724	2,609	2,516
Fixed share award	900	900	504	504	497	497	1,901	1,901
Benefits	143	140	42	41	70	73	255	254
Other remuneration2	1	2	1	2	1	2	3	6
Annual bonus	1,220	850	574	462	578	455	2,372	1,767
Long-term incentive3	1,584	5,183	857	2,804	763	2,496	3,204	10,483
Pension allowance4	568	568	186	182	185	181	939	931
Total remuneration	5,541	8,704	2,909	4.726	2,833	4,428	11,283	17,858
Less: performance adjustment5	-	(234)	-	(65)	-	(3)	-	(302)
Total remuneration less performance adjustment	5,541	8,470	2,909	4,661	2,833	4,425	11,283	17,556

1	2016 base salary increase: 6 per cent (2 per cent in cash, 4 per cent in shares required to be held until the Government has sold its shareholding in the Group).
2	Other remuneration payments comprise income from all employee share plans, which arises through employer matching or discounting of employee purchases.
3
The LTIP vesting and dividend equivalents awarded in shares were confirmed by the Remuneration Committee at its meeting on 15 February 2017. The average share price between 1 October 2016 and 31 December 2016 (58.30 pence) has been used to indicate the value. The shares were awarded in 2014 based on a share price of 78.878 pence. LTIP and dividend equivalent figures for 2015 have been adjusted for the share price on the date of vesting (72.75 pence).

4
Following changes to the amount of tax relief available on pension contributions in each year, Executive Directors may elect to receive some or all of their allowances as cash. The breakdown of payments made in cash and contributions into the pension scheme are shown below.

5
In June 2015, the Group reached a settlement with the Financial Conduct Authority (FCA) with regard to aspects of its Payment Protection Insurance (PPI) complaint handling process during the period March 2012 to May 2013. As a result, the Committee decided to make performance adjustments in respect of bonuses awarded in 2012 and 2013 to the Group Executive Committee and some other senior executives given their ultimate oversight of the PPI operations. The number of shares adjusted was 409,039 for the GCE, 109,464 for the Chief Financial Officer (CFO) and 376,055 for the Chief Risk Officer (CRO) (pro-rated in the above table to reflect his appointment to Executive Director on 29 November 2013). The share price used for the valuation was the market price for a share in the Group at the award dates, 49.29 pence and 78.878 pence, respectively.

External Appointments held by the Executive Directors
António Horta-Osório − During the year ended 31 December 2016, the Group Chief Executive served as a Non-Executive Director of Exor, Fundação Champalimaud, Stichting INPAR and Sociedade Francisco Manuel dos Santos, for which he received fees of £217,098 in total.

- END -

For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Young   +44 (0) 20 7356 2231
Group Corporate Affairs Director
matt.young@lloydsbanking.com

Fiona Laffan +44 (0) 20 7356 2081
Group Corporate Communications Director
fiona.laffan@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 22 February 2017